March 17, 2008

United States Securities and Exchange Commission

Division of Corporate Finance

Attn:  William H. Thompson

100 F Street, NE

Washington, DC  20549

Educational Development Corp (EDUC)

Response to Comment Letter

Mr. Thompson:

I am writing in response to your comment letter, dated September 25, 2007, regarding our Form 10-K for Fiscal Year Ended February 28, 2007 (File No. 0-4957).  I concur with your suggestions and appreciate your guidance towards improved compliance with SEC disclosure requirements.  The following responses directly correspond with your comments.

1.               Item 9A will be revised for future filings to read:

“An evaluation was performed of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(e) and 15d-15(e) as of February 28, 2007. This evaluation was conducted under the supervision and with the participation of our management, including our Chief Executive Officer and our Controller/Corporate Secretary (Principal Financial and Accounting Officer).

Based on that evaluation, these officers concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to them, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported in accordance within the time periods specified in Securities and Exchange Commission rules and forms. It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events.”

Finally, I confirm that our conclusion regarding effectiveness would not have changed had the above revisions been included in the 10-K filing.

2.               Exhibits 31.1 and 31.2 paragraphs 4 (d) have been revised to comply with the required language, including the previously deleted parenthetical language, as follows:

“d.   Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and”

Please contact me if additional revisions are warranted or if you have questions.

Thank you.

Sincerely,

/s/ Marilyn Welborn

Marilyn Welborn

Controller

Educational Development Corporation

918.622.4522 x118

mwelborn@edcpub.com